Mail Stop 4561

February 13, 2008

Mr. Elliot Shirwo
General Counsel and Corporate Secretary
Peerless Systems Corporation
2381 Rosecrans Avenue
El Segundo, CA 90245

> **Re:** **Peerless Systems Corporation**
> **Schedule 14A**
> **Filed February 1, 2008**
> **File No. 000-21287**

Dear Mr. Shirwo:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise your proxy to include the information required by Item 14 of Schedule 14A as it applies to a sale of any substantial part of assets. For example, your proxy statement should include, or incorporate by reference, as applicable, financial statements meeting the requirements of Regulation S-X. See the Third Supplement to the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, July 2001, Section I.H. Question 6. Also, the financial information presented should be current pursuant to Article 3-12 of Regulation S-X. In addition to providing the financial information of the business being sold, it appears that you are retaining some assets and liabilities and you should provide pro forma information as well as a reasonably detailed textual discussion of what is being retained. Please revise accordingly.

Questions and Answers about the Special Meeting

Will any of the proceeds from the Transaction be distributed to me…, page 8

2.   Please expand your disclosure to provide additional information about your plans to redistribute the proceeds of the Transaction to your stockholders. Clarify what portion of the proceeds will be retained to fund the company's growth and what portion will be redistributed. To the extent the amounts have not yet been determined, disclose whether you have set a range for the redistribution. Discuss the primary factors that will affect whether the redistribution will take the form of stock repurchases or dividends and your timeline for effecting the redistribution.

The Transaction

Effect of the Transaction on Peerless, page 35

3.   Please expand your disclosure of your plans to continue operations after the Transaction to include a materially complete discussion of how you intend to use the proceeds from the transaction and your ability to continue as a going concern after the sale of substantially all of your assets. Clarify here what assets will remain after the sale and describe with greater specificity the scope of your continued business.

*****

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call LaTonya Reynolds at (202) 551-3535 or Maryse Mills-Apenteng at (202) 551-3457. Should you require further assistance, you may contact me at (202) 551-3503.

Sincerely,

David Orlic
Special Counsel

cc: Via Facsimile: (310) 919-3970
        Gerald Chizever
        Loeb & Loeb, LLC